Filed pursuant to 424(b)(3)
Registration No. 333-122743

SUPPLEMENT NO. 3
DATED NOVEMBER 8, 2005
TO THE PROSPECTUS DATED AUGUST 31, 2005
OF INLAND AMERICAN REAL ESTATE TRUST, INC.

This Supplement No. 3 supplements certain information contained in our prospectus dated August 31, 2005 as supplemented by Supplement No. 1 dated October 14, 2005 and Supplement 2 dated October 28, 2005. This supplement updates, modifies or supersedes certain information contained in the prospectus sections entitled "Business and Policies" and "Plan of Distribution" as described below. You should be read this Supplement No. 3 together with our prospectus and each supplement thereto.

Business and Policies

This section supplements the discussion contained in the prospectus under the heading "Business and Policies," which begins on page 107 of the prospectus. A new subsection titled "Description of Real Estate Assets" and "Potential Property Acquisitions" has been inserted after the discussion of "Other Policies," which ends on page 114 of the prospectus.

Our joint venture partner, Minto Builders (Florida), Inc., referred to herein as MB REIT, purchased the following properties on the dates indicated below:

Description of Real Estate Assets

Windemere Village; Houston, Texas

On November 1, 2005, MB REIT purchased a fee simple interest in an existing retail center known as Windemere Village, containing approximately 25,200 of gross leasable square feet.  The center is located at Eldridge Parkway and FM 1960 in Houston, Texas.

MB REIT purchased this property from an unaffiliated third party for a cash purchase price of approximately $8.8 million. MB REIT purchased this property using its equity capital and may later borrow monies using this property as collateral.

MB REIT does not intend to make significant repairs or improvements to this property over the next few years. However, if any repairs or improvements are required, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to provisions in their leases.

Two tenants, Pei Wei Asian Diner and Buffalo SW Cafe, each lease more than ten percent (10%) of the total gross leasable area of the property.  The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:

			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Buffalo SW Café	4,880	19	26.75	03/05	02/14

Pei Wei Asian Diner	3,200	13	26.56	11/04	11/14

For federal income tax purposes, the depreciable basis in this property will be approximately $6,600,000.  When MB REIT calculates depreciation expense for tax purposes, it will use the straight-line method.  MB REIT depreciates buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Windemere Village was built in 2004.  As of November 1, 2005, this property was approximately seventy-seven percent (77%) occupied, with approximately 19,440 square feet leased to ten tenants.  The following table sets forth certain information with respect to those leases:

	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)
Unique Italian Charm & Bead	1,200	11/09	25,200	21.00
Edible Arrangements	1,200	02/10	26,160	21.80
Medical Spas of Houston	1,400	05/10	29,400	21.00
Dahn Yoga	1,400	05/10	30,030	21.45
Mobile Destinations/Cingular Wireless	1,520	06/10	34,200	22.50
Aromas Coffee	1,600	07/10	30,400	19.00
H & R Block	1,440	04/11	33,120	23.00
Buffalo SW Café	4,880	02/14	130,540	26.75
Pei Wei Asian Diner	3,200	11/14	84,992	26.56
Carvel Ice Cream	1,600	12/14	36,000	22.50

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although leases with some tenants may provide a tenant’s liability for such expenses is limited in some way, usually so that the tenant's liability for such expenses does not exceed a specified amount.

Eldridge Town Center; Houston, Texas

On November 2, 2005, MB REIT purchased a fee simple interest in an existing retail center known as Eldridge Town Center, containing approximately 71,778 of gross leasable square feet (excluding ground lease space).  The center is located at 12442 FM 1960 West in Houston, Texas.

MB REIT purchased this property from an unaffiliated third party for a cash purchase price of approximately $21.5 million. MB REIT purchased this property using its equity capital and may later borrow monies using this property as collateral.

MB REIT does not intend to make significant repairs or improvements to this property over the next few years. However, if any repairs or improvements are required, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to provisions in their leases.

One tenant, Petco, leases more than ten percent (10%) of the total gross leasable area of the property.  The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:

Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Petco	13,440	19	13.56	06/02	01/13

For federal income tax purposes, the depreciable basis in this property will be approximately $16,125,000.  When MB REIT calculates depreciation expense for tax purposes, it will use the straight-line method.  MB

REIT depreciates buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Eldridge Town Center was built in 2000.  As of November 1, 2005, this property was one hundred percent (100%) occupied, with approximately 71,778 square feet (excluding ground lease space) leased to 28 tenants (including two ground lease tenants).  The following table sets forth certain information with respect to those leases:

	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

Fantastic Sams	1,500	11/05	29,625	19.75
Jonathan T. Wong, O.D.	1,839	02/06	36,780	20.00
Gamestop	1,612	10/06	29,983	18.60
TCBY/Mrs. Fields Cookies	1,400	08/07	25,200	18.00
State Farm Insurance	1,190	08/07	21,421	18.00
Voicestream Houston	1,750	10/07	33,250	19.00
Houston Custom Framing	1,400	11/07	25,200	18.00
Image Tan	1,610	11/07	30,590	19.00
Quizno’s Classic Subs	1,536	11/07	31,642	20.60
Hooker Asset Mgmt/Hallmark Gold	4,200	02/08	67,200	16.00
French Quarter Restaurant	4,964	05/08	84,388	17.00
Dr. Janice M. Kelley	1,220	07/08	22,692	18.60
Elan Day Spa	2,828	11/08	52,601	18.60
Hoang Medical Associates	1,604	02/09	29,193	18.20
Premier Jewelers	1,224	01/10	23,011	18.80
GNC	1,500	10/10	32,250	21.50
CY Fair Wine & Spirits	1,875	11/10	39,375	21.00
Ann N. Le, DDS	1,400	11/10	26,950	19.25
Postal N’ Shipping	1,400	11/10	26,040	18.60
Bell Cleaners	1,400	12/10	29,400	20.00
Thai Spice Buffet	5,006	07/11	92,611	18.50
Panera Bread	4,200	07/12	111,216	26.48
Hollywood Entertainment	6,300	10/12	119,511	18.97
Petco	13,440	01/13	182,250	13.56
Houston Nailworks	1,500	01/14	30,000	20.00
Jack in the Box (Ground Lease)	N/A	05/20	109,997	N/A
Washington Mutual Bank (Ground Lease)	N/A	12/20	50,000	N/A
Bank One	3,880	03/22	75,000	19.33

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although leases with some tenants may provide a tenant’s liability for such expenses is limited in some way, usually so that the tenant's liability for such expenses does not exceed a specified amount.

NTB Eldridge; Houston, Texas

On November 2, 2005, MB REIT purchased a fee simple interest in a ground lease property with a single-user building on it known as NTB Eldridge.  The ground lease is located at 12150 FM 1960 West in Houston, Texas.

MB REIT purchased this ground lease property from an unaffiliated third party for a cash purchase price of approximately $1.0 million. MB REIT purchased this ground lease property using its equity capital and may later borrow monies using this ground lease property as collateral.

The building on this ground lease property was built in 2003.  One tenant, NTB Eldridge, leases one hundred percent (100%) of the total gross leasable area of this ground lease property.  The lease with this tenant requires the tenant to pay base annual rent on the ground lease on a monthly basis as follows:

	Approximate
	GLA Leased	% of Total	Current Annual	Lease	Term
Lessee	(Sq. Ft.)	GLA	Rent ($)	Beginning	To

NTB Eldridge (Ground Lease)	N/A	100	61,760	08/03	08/18

McKesson Distribution Center; Conroe, Texas

On November 2, 2005, MB REIT purchased a fee simple interest in a freestanding distribution facility containing approximately 161,600 of gross leasable square feet.  The building is located at 3301 Pollok Drive, Conroe, Texas.

MB REIT purchased this property from an unaffiliated third party for a cash purchase price of approximately $9.7 million. MB REIT purchased this property using its equity capital and may later borrow monies using this property as collateral.

MB REIT does not intend to make significant repairs or improvements to this property over the next few years. However, if any repairs or improvements are required, the tenant would be obligated to pay a substantial portion of any monies spent pursuant to provisions in their lease.

For federal income tax purposes, the depreciable basis in this property will be approximately $7,275,000.  When MB REIT calculates depreciation expense for tax purposes, it will use the straight-line method.  MB REIT depreciates buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

The building was constructed during 2005. One tenant, McKesson Corporation, leases one hundred percent (100%) of the total gross leasable area of the property. As of November 1, 2005, this building was occupied by the tenant. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:

Current
	Approximate		Annual	Estimated
	GLA Leased	% of Total	Rent	Lease	Term
Lessee	(Sq. Ft.)	GLA	($)	Beginning	To

McKesson Corporation	161,600	100	652,953	10/05	06/16

Plan of Distribution

The following information, which was previously inserted at the end of the "Plan of Distribution" section on page171 of the prospectus, has been updated as follows:

The following table provides information regarding shares sold in our offering as of November 4, 2005.

		Gross	Commission and fees	Net
	Shares	proceeds ($) (1)	($) (2)	proceeds ($)

From our Business Manager:	20,000	200,000	-	200,000

Shares sold in the offering:	1,174,981	11,749,810	1,233,730	10,516,080

	1,194,981	11,949,810	1,233,730	10,716,080

(1)

This amount represents sales of our shares that are considered to be executed as of the date of this table.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.